

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 25, 2009

Mr. Manny Dhinsa
Chief Executive Officer
Strata Oil & Gas, Inc.
717 7th Avenue SW, Suite 1750
Calgary, Alberta, Canada T2P 0Z3

> **Re:** **Strata Oil & Gas, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed July 14, 2009**
> **File No. 0-50934**

Dear Mr. Dhinsa:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Financial Statements, page 55

Note 3 – Significant Accounting Policies, page 64

Impairment of Long-lived Assets, page 65

1.   We note your disclosure on page 64 stating that you follow the full cost method of accounting for your natural gas and oil operations. However, you have disclosure in the second and third paragraphs under Critical Accounting Policies on page 31, in addition to the disclosure under this heading, indicating that you review long-lived assets, including oil and gas properties, for impairment in accordance with SFAS 144, and unproved oil and gas properties in accordance with SFAS 19.

        Under the full cost method, you must follow the guidance in Rule 4-10(c)(3)(ii)(A) of Regulation S-X when assessing unproved properties for impairment and in accounting for any impairment of unproved properties that is found to have occurred. In addition, all costs capitalized for oil and gas properties must be subjected to the ceiling test described in Rule 4-10(c)(4) of Regulation S-X at each balance sheet date.

        The guidance in SFAS 144 and SFAS 19 are not applicable to the accounting for costs of oil and gas properties when you are following the full cost methodology. Please correct your accounting policy and revise your disclosures accordingly.

        Tell us whether any differences would have arisen between the results of applying your stated policy and those which would be reported under the full cost rules during the historic periods based on the information that was available at the time of filing your earlier reports and explain how you have formulated your view.

Stock Option Plans, page 66

2.   We note your disclosure under this heading, and on pages 27 and 28, that all stock options granted during 2008, 2007, and 2006 were to non-employees of the Company. However, we note your disclosures on pages 38 and 39 indicating that stock options have been issued to some employees. Please reconcile these statements in your filing.

        Please submit a schedule of all holders of outstanding stock options, indicating the number of options issued, exercise price, valuation at each period end, computation of vested amount (reconciled in total to your financial statements), dates of issuance, description of services or other consideration received in exchange, periods over which services were to be provided, terms of vesting and forfeiture, and an explanation of how, in your view, each of the stock option recipients either does or does not satisfy the definition of employee set forth in paragraphs A75 and A76 of SFAS 123(R).

Please also expand your disclosure under this heading and in MD&A to describe the nature of services being received for options issued during those periods presented or which had not completely vested in earlier periods. We expect this would include a discussion about the reasons for the $6.7 million compensation expense in 2006.

3.   We note your disclosure on page 66 identifying the Canadian dollar as your functional currency, although indicating the U.S. dollar is your reporting currency. Please tell us the designated currency for the exercise prices on all outstanding stock options and warrants and if these do not correspond to your functional currency, explain how your accounting is consistent with the guidance in paragraph 33 and footnote 19 of SFAS 123(R), or paragraph 17 of SFAS 133, considering the difficulty under paragraph 11(a) for equity-linked instruments that are not indexed to your common stock.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief